July 9, 2024

Cliff Saffron
Interim Chief Executive Officer
Optimus Healthcare Services, Inc.
1400 Old Country Road - Suite 306
Westbury, NY 11590

        Re: Optimus Healthcare Services, Inc.
            Registration Statement on Form S-1
            Filed June 28, 2024
            File No. 333-280575
Dear Cliff Saffron:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. Please confirm your understanding that we will not be in a position to declare your Form
        S-1 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2023 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the Form S-1, please make corresponding revisions to all affected disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 July 9, 2024
Page 2

statement.

       Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Industrial
Applications and
                                                       Services
cc:   Stephen Cohen